Exhibit 8.1

May 25, 2007

Wells Fargo & Company,

420 Montgomery Street,

San Francisco, California 94163.

Ladies and Gentlemen:

As special tax counsel to Wells Fargo & Company in connection with the issuance of 6.25% Enhanced Trust Preferred Securities, as described in the prospectus supplement, dated May 16, 2007 (the “Prospectus Supplement”), we hereby confirm to you our opinion as set forth under the heading “Certain United States Federal Income Tax Consequences” in the Prospectus Supplement, subject to the limitations set forth therein.

We hereby consent to the filing of this opinion as an exhibit to the Prospectus Supplement and to the reference to us under the heading “Certain United States Federal Income Tax Consequences” in the Prospectus Supplement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Sullivan & Cromwell LLP

SULLIVAN & CROMWELL LLP